Form C

Cover Page

Name of issuer:

Fan Owned Club, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/6/2019

Physical address of issuer:

4100B Wyoming Avenue
Nashville TN 37209

Website of issuer:

https://www.fanownedclub.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

5,000

Price:

$10.00000

Method for determining price:

Dividing pre-money valuation $28,127,250.00 by number of shares outstanding on a fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$711,800.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,023,393.00	$1,937,126.00
Cash & Cash Equivalents:	$30,432.00	$6,681.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$660,350.00	$654,848.00
Long-term Debt:	$250,000.00	$50,000.00
Revenues/Sales:	$0.00	$11,112.00
Cost of Goods Sold:	$14,468.00	$6,685.00
Taxes Paid:	$9,250.00	$0.00
Net Income:	($260,614.00)	($510,930.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fan Owned Club, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Andy Williams	Coach and Scout	Real Salt Lake	2020
Ken Neal	President	Alliance Sports Managment, Inc.	2020
David Crouch	CEO	Slatwall Commerce	2020

Gerald (Trey) Fitz-Gerald III	Marketing and Communications	Real Salt Lake	2019
Steve Paris	President	Fan Owned Club, Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ken Neal	Director	2020
Gerald (Trey) Fitz-Gerald III	Secretary	2019
Steve Paris	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Economic conditions could adversely affect the profitability of some or all of our businesses.

Turmoil in the financial markets could adversely affect economic activity in both Europe and in the United States. Our operations and performance depend significantly on worldwide economic conditions. The attendance of a sporting event and purchase of merchandise is discretionary, and the purchase of these items may be easily deferrable by consumers should the financial wherewithal of consumers not justify such purchases.

An uncertain worldwide economic environment could cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition. The economic environment could affect our business in a number of direct and indirect ways including: the record of the team, thus effecting the popularity of events and merchandise; the likeability of our team; the increase in popularity of minor soccer clubs on a global and local level; changes in currency exchange rates; tightening of credit markets; and business disruptions due to difficulties experienced by suppliers (for our merchandise) and customers.

Our products face intense competition, and if we cannot compete successfully in our industry, and within our product lines, we could lose market share and our business could be adversely affected.

The markets for minor league sports teams are highly competitive and we face competition from a number of sources. Competition is primarily based on brand name recognition, the team's record, the players the team attracts, the stadium and its features, the reach of the team beyond the local market, and the increase (or decrease) in the popularity of the sport of soccer. We will compete with not only other minor league soccer clubs, but also will compete with other sports and their popularity. Other soccer club competitors are significantly larger and have greater financial resources than we do. To compete effectively, we must (1) build the image of our brand and our reputation in our core markets; (2) be flexible and innovative in responding to changing market demands on the basis of brand image; (3) keep pace with rapid changes in marketing strategies; and (4) offer fans opportunities to interact with the team. The purchasing decisions of fans for either tickets or merchandise, are highly subjective and can be influenced by many factors, such as brand image, marketing programs and the team's record. Several of our competitors enjoy substantial competitive advantages, including greater financial resources for competitive activities, such as sales
and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand. Our competitors also
may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or fan preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the sporting apparel, sporting merchandise and live or televised sporting events.

Increased competition in the markets for our products may cause us to reduce our prices to customers, which would cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our product costs. If our gross margin declines, our profitability could decline and we could incur operating losses that we may be unable to fund or sustain for extended periods of time, if at all. We cannot assure you that additional competitors will not enter our existing markets or that we will be able to compete successfully against existing or new competition.

Our failure to maintain or renew key agreements or changes in league or region policies could adversely affect our ability to distribute our media content which could adversely affect our ability to engage our international fans and fan owners and impact operating results.

Our failure to retain or continue to recruit key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.

Our success depends, in large part, upon our ability to recruit, train and retain athletes and staff who have the physical presence, athletic ability, and personality for our soccer club brand. We cannot guarantee that we will be able to continue to identify and train these athletes. Also, athletes that are more talented will come at a higher price. We may not be able to pay the price that such talented athletes demand. Additionally, we cannot guarantee that we will be able to retain our current players or team staff, such as coaches, either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key players and successful coaches, an increase in the costs required to attract and retain such players or coaches, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key players could lead to a decline in the popularity of our brand. Any of the foregoing issues could adversely affect our operating results.

A decline in the popularity of club soccer, including as a result of changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Our programming is created to evoke a passionate response from our fans. Changes in our fans' tastes or a material change in the perceptions of our business partners, including sponsors and licensees, whether as a result of the social and political climate or otherwise, could adversely affect our operating results.

We face uncertainties associated with international markets, which could adversely affect our operating results and impair our business strategy.

We will be operating, largely, in Austria and within the continent of Europe. Cultural norms and regulatory frameworks vary in the markets in which we operate and our products' nonconformance to local norms or applicable law, regulations or licensing requirements could interrupt our operations or affect our sales, viewership and success in the markets. Operations overseas subjects us to numerous risks involved in foreign travel and operations and also subjects us to local norms and complex regulations (including visa obligations) in the event we recruit foreign players or executives. In addition, the licensing and/or sale of our goods and services in international markets expose us to some degree of currency risk. International operations may be subject to political instability inherent
in varying degrees in those markets, terrorism and wars. Other risks relating to foreign operations include difficulties and costs associated with staffing and managing foreign operations, management distraction, new and different sources of competition, compliance with U.S. and international laws relating to, among other things, bribery, less favorable foreign intellectual property laws, laws relating to repatriation of funds, lower levels of Internet availability, complexity of VAT and other local tax laws, and data protection, consumer protection,

censorship, licensing and other regulatory matters as well as possible reputational risks.

The GDPR applies to certain of our operations, and its provisions are far reaching, and noncompliance could result in significant fines, operational issues and/or harm to reputation. While we have committed significant financial and personnel resources toward compliance, no assurances can be provided that our efforts will be entirely successful. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets, which could adversely affect our business.

By Austrian federation regulation, we have a minority share (49.9%) of the GmbH that operates FCPS. Majority (50.1%) share is owned by a not for profit Verein that has six members, five current and one open. All five current Verein members are among the top five shareholders of FOC. Two of the five current members of Verein are also officers of the Company: Steve Paris, our President; and Trey Fitz-Gerald, our Secretary. FOC also has the right to appoint the six Verein member, as well as one of the two co-Managing Directors of the FCPS.

We face uncertainties associated with COVID19 and gatherings of any number of people.

The world, including the entire continent of Europe and the United States America, are currently not allowing any gatherings of people including for sporting events. Sporting events worldwide and every other social engagement has been cancelled due to the outbreak of COVID19. It is uncertain when the ban on social gatherings in Europe will end and when sporting events will resume. This will most certainly have a negative impact on our season and will have a negative impact on potential revenues. To date, the Company has not generated any revenues. It is expected that the Company will not generate revenues for some time due to the lack of soccer season in Europe. Therefore, our timeline to generate income will be greater than previously expected and may be impacted by a year or more.

The team overall will be adversely affected if we cannot satisfy the standards established by testing and athletic governing bodies.

We expect that we will need to adhere to standards established by a number of regulatory and testing bodies, as well as by athletic organizations and governing bodies. We cannot provide any assurance that we will satisfy standards, athletic organizations and governing bodies or that existing standards will not be altered in ways that adversely affect our brands and the sales of our products, which has occurred in the past. Any failure to comply with applicable standards could have a material adverse effect on our business.

There is no market for our stock and for the foreseeable future, it is unlikely one will develop.

Prior to this offering, there has been no public market for shares of our preferred or our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our business is subject to seasonal fluctuations. This seasonality requires that we effectively manage our cash flows over the course of the year. If our sales were to fall substantially below what we would normally expect during particular periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected. Accordingly, comparisons of quarterly information from our results of operations may not be indicative of our ongoing performance.

Our offering price is arbitrary and bears no relationship to our assets, earnings, or book value.

There is no current public trading market for the Company's stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the stock.

Our success is dependent on our ability to protect our worldwide intellectual property rights and if we are unable to enforce and protect our intellectual property rights, our competitive position may be harmed.

We will most likely rely on a combination of trademark and trade secret laws in the United States, Europe, and other jurisdictions and contractual restrictions, such as confidentiality agreements, to protect certain aspects of our business. We also enter into invention assignment agreements with our employees and consultants. Our success depends in part on our ability to protect our trademarks from unauthorized use by others. If substantial unauthorized use of our intellectual property rights occurs, we may incur significant financial costs in prosecuting actions for infringement of our rights, as well as the loss of efforts by managers who must devote attention to these matters. We cannot be sure that our trademarks, or other protections such as confidentiality, will be adequate to prevent imitation by others. We may be unable to prevent third parties from using our intellectual property without our authorization, particularly in countries where we have not perfected our proprietary rights, where the laws or law enforcement practices do not protect our proprietary rights as fully as in the United States, or where intellectual property protection is otherwise limited or unavailable. If we fail to obtain trademark protection or prevent substantial unauthorized use of our brands, we risk the loss of our intellectual property rights and competitive advantages we have developed, causing us to lose net sales and harm our business. Accordingly, we intend to devote substantial resources to the establishment and protection of our trademarks and continue to evaluate the registration of additional trademarks and service marks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be approved, third parties may seek to oppose or otherwise challenge these registrations.

New shareholders will experience immediate dilution.

New shareholders will experience immediate dilution.

The net tangible book value of the preferred or converted common stock offered hereby will be substantially diluted below the offering price paid by investors. Therefore, new shareholders will experience immediate dilution.

We cannot assure that any thirdparty trademarks for which we have obtained licenses are adequately protected to prevent imitation by others. If those third-party owners fail to obtain or maintain adequate trademark protection or prevent substantial unauthorized use of the licensed intellectual property, we risk the loss of our rights under the thirdparty intellectual property and competitive advantages we have developed based on those rights. We cannot assure that our actions taken to establish and protect our brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their trademarks or other proprietary rights.

An investment in the shares is speculative and there can be no assurance of any return on any such investment

An investment in the Company's shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The shares are offered on a "best efforts" basis and the Company may not raise the maximum amount being offered

Since the Company is offering the shares on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds to Company which the Company has outlined in this Form C or to meet the Company's working capital needs.

We have no intention to pay cash dividends on our preferred or common stock for the foreseeable future.

We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends for the foreseeable future. Therefore, you possibly will not receive any return on an investment in our preferred or converted common stock unless you sell your preferred or converted common stock for a price greater than which you paid for it.

You should be aware of the longterm nature of this investment

There is not now, and likely will not be in the near future, a public market, for the shares. Because the shares have not been registered under the securities act or under the securities laws of any state or nonunited states jurisdiction, the shares may have certain transfer restrictions. It is not currently contemplated that registration under the securities act or other securities laws will be affected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for the shares in a private sale. You should be aware of the longterm nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase shares unless he or she is willing to entrust all aspects of management to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

If the maximum offering is not raised, it may increase the amount of longterm debt or the amount of additional equity it needs to raise.

There is no assurance that the maximum amount of shares in this offering will be sold. If the maximum offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this offering.

Because the Company does not have an audit or compensation committee, shareholders will have to rely on our directors to perform these functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. The board of directors performs these functions as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Company has made assumptions in its projections and in forwardlooking statements that may not be accurate

The discussions and information in this offering circular may contain both historical and "forwardlooking statements" which can be identified by the use of forwardlooking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forwardlooking statements. These forwardlooking statements include matters that are not historical facts. Forwardlooking statements involve risk and uncertainty because they relate to future events and circumstances. Forwardlooking statements contained in this offering circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the offering circular contains forwardlooking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss

of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating

results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this offering circular or in other reports issued by us or by thirdparty publishers.

The Company has significant discretion over the net proceeds of this offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Steve Paris and Gerald (Trey) Fitz-Gerald III are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 30% players & staff, 25% towards Fan Owner Experience (live streaming + content), 20% operating expenses, 17.5% debt, 7.5% Wefunder fee

If we raise: **$711,800**

Use of Proceeds: 28% players & staff, 17% towards Fan Owner Experience (live streaming + content), 8% facility investment, 12% marketing, 18% operating expenses and reserve, 9.5% debt, 7.5% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $28,127,250.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Fan Owned Club, Inc. is offering up to 71,180 shares of Common Stocks, at a price per share of $10.00.

Investors in the first $100,000 of the offering will receive an Authentic FCPS hoodie.

The campaign maximum is $711,800 and the campaign minimum is $100,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	110,000,000	2,812,725	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

All shares are common shares with full voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Steve Paris
Issue date	03/06/19
Amount	$165,000.00
Outstanding principal plus interest	$165,000.00 as of 11/30/21
Interest rate	0.0% per annum
Current with payments	Yes

Three year term. Repayments will begin at a later date.

Loan

Lender	Mark Ciociola
Issue date	03/06/19
Amount	$55,000.00
Outstanding principal plus interest	$55,000.00 as of 11/30/21
Interest rate	0.0% per annum
Current with payments	Yes

Three year term. Repayments will begin at a later date.

Convertible Note

Creditor	Jonathan Wittmayer and Janel Wittmayer
Issue date	03/06/19
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 03/25/20
Interest rate	20.0% per annum
Discount rate	90.0%
Uncapped Note	Yes
Maturity date	11/01/20

Has the opportunity to convert to stock at the investor's choosing.

*20% interest payable in Fan Owned Club common voting
stock at a value of $1 per share for a total of 10,000 shares.*

Convertible Note

Creditor	Kathleen Paris
Issue date	12/09/20
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 10/08/21
Interest rate	20.0% per annum
Discount rate	90.0%
Maturity date	01/01/23

convertible at $1/share

Convertible Note

Issue date	01/25/21
Amount	$75,000.00
Interest rate	20.0% per annum
Discount rate	90.0%
Uncapped Note	Yes
Maturity date	01/01/22

convertible on or before maturity date @ $1 per share

Convertible Note

Creditor	Steve Paris
Issue date	09/23/21
Amount	$130,000.00
Outstanding principal plus interest	$130,000.00 as of 10/08/21
Interest rate	0.0% per annum
Discount rate	90.0%
Maturity date	09/24/24

convertible to equity at $1 per share

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and
any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2019	Other	Convertible Note	$50,000	General operations
8/2019	Section 4(a)(2)	Common stock	$412,000	General operations
12/2020	Other	Convertible Note	$50,000	General operations
1/2021	Other	Convertible Note	$75,000	General operations
9/2021	Other	Convertible Note	$130,000	General operations
10/2021	Regulation D, Rule 506(b)	Common stock	$37,500	General operations
4/2022	Regulation Crowdfunding	Priced Round	$357,700	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a
party to any transaction since the beginning of the issuer's last fiscal year, or any currently
proposed transaction, where the amount involved exceeds five percent of the aggregate
amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act
during the preceding 12- month period, including the amount the issuer seeks to raise in the
current offering, in which any of the following persons had or is to have a direct or indirect
material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Steve Paris
Amount Invested	$165,000.00
Transaction type	Loan
Issue date	03/06/19
Outstanding principal plus interest	$165,000.00 as of 03/26/20
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CFO

Three year term. Repayments will begin after the company begins to generate revenues.

Name	Steve Paris
Amount Invested	$30,000.00
Transaction type	Priced round
Issue date	08/01/19
Relationship	CFO

Name	Kathleen Paris
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	12/09/20
Outstanding principal plus interest	$50,000.00 as of 10/08/21
Interest rate	20.0% per annum
Discount rate	90.0%
Maturity date	01/01/23
Current with payments	Yes
Relationship	Parent

Name	Steve Paris
Amount Invested	$130,000.00
Transaction type	Convertible note
Issue date	09/23/21
Outstanding principal plus interest	$130,000.00 as of 10/08/21
Interest rate	0.0% per annum
Discount rate	90.0%
Maturity date	09/24/24
Current with payments	Yes
Relationship	Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Fan Owned Club ("FOC") was founded with the simple goal of providing a unique Fan + Owner experience for less than the cost that many pay for Major League Soccer season ("MLS") tickets. While fan experiences are readily available, ownership experiences - the chance to step behind the scenes and to see and influence club strategy and operations - these have typically only been accessible to the very wealthy.

 Though open to all fans, our focus is on the North American market where:

1.   Fan ownership is uncommon (unlike Europe).

2.   The lack of promotion/relegation limits the potential of lower division clubs.

3.   Soccer has a large and growing fan base.

4.   European soccer is still more popular than the MLS.

5.   Fans are accustomed to following their team remotely from out-of-market.

FOC owns an interest in the Austrian third division Football Club Pinzgau Saalfelden. Through this investment FOC provides international players, coaches and executives an entry point to European soccer, driving our clubs towards recognition across the U.S., North America, Europe and beyond.

FCPS is a well-established Club with two men's teams, a women's team and the largest youth program in the area. Both the men's first side and the women's side compete in Austrian Bundesliga third division, Regionalliga Salzburg, while the men's second side competes in the fifth division.

The FOC U.S. office sells merchandise, handles North American-based partnerships, serves as the base for scouting North American talent and provides outreach to our global investors.

Milestones

FOC began discussions with Austrian Football Club Pinzgau Saalfelden GmbH, an Austrian limited liability company, ("FCPS") in the summer of 2018. This led to a non-binding framework agreement in January of 2019, the formation of Fan Owned Club, Inc. in Delaware on March 29, 2019, co-management of FCPS starting June of 2019 and culminated in an agreement executed December 19, 2019, for FOC to acquire 34,750 of FCPS shares or a 49.81% ownership interest FCPS. As required by Austria Football Federation regulation, majority ownership remains with a nonprofit company, the Football Club Pinzgau Saalfelden Verein (the "Verein"). The Verein governs FCPS, including but not limited to setting strategy, appointing management and establishing annual budgets.

To maintain suitable influence and control of FCPS in this structure, the purchase agreement established the following:

·   Six member Verein: 3 Austrian FCPS Founders (Founders) and 3 FOC appointees.

·   Co-managers of FCPS: one Founder appointee and one FOC appointee.

·   Aligned incentives: the members of the Verein are currently the largest FOC shareholders

The structure of FOC was chosen to enable Fan Owners to invest and participate through United States Securities and Exchange Commission (SEC) crowdfunding regulations and to additionally enable the potential future purchase of other international clubs. Austria was chosen as the location for the first club due to several reasons:

Strong level of competition - ranked 10th among FIFA's 55 associations with 5 annual berths in Europa or Champions tournaments;

Fiscally disciplined association with the majority of first division Clubs reporting a net profit pre-pandemic;

Flexible rostering and ready availability of visas, facilitating the movement of international players; and,

Feasibility of promotion to upper divisions within reasonable time frame and with lower cost than top European leagues

Attractive tourist destination, with rich history and culture, world-class outdoor activities and central European location within driving distance to major cities.·

Historical Results of Operations

Since its inception in 2019, FOC has been actively involved in the management of FCPS, fund raising, and marketing of FCPS and its soccer team including the development of a new brand identity and award winning kit. With the assistance and funding provided by FOC, FCPS hired a world-class manager in Christian Ziege and strengthened the player roster through international acquisitions including a three-player loan deal with Major League Soccer's Real Salt Lake. As a result, the team raced off to its best start in Club history, qualifying for the spring 2020 promotion round.

During 2019 and 2020, FOC invested approximately $1,750,000 in FCPS, in the form of shares and loans, to FCPS for team management, players, promotion and merchandise. As the team geared up for the 2020 spring campaign, the COVID pandemic reached Austria and the spring promotion round was cancelled. Later the 2020-21 campaign was started with capacity restrictions but was later cancelled. As a result, there was no promotion or relegation in 2019-20 or 2020-21 seasons.

This build-up in team and management strength with limited near-term gain set FOC back. The CEO resigned in October of 2020. However, the majority of the management team, including two co-founders, remains in place and the leadership team is largely as it was pre-COVID.

FCPS generates revenue from ticket sales, sponsorships and food and beverage concessions. Prior to FOC's investment in FCPS, FCPS operated at a small annual loss. FOC does not consolidate FCPS revenue or expenses in its financial statements as FCPS is not a majority owned subsidiary.

FOC should be considered pre-revenue at this time, though some revenue is generated from merchandise sales. Once the fan and Fan Owner base is more fully developed recurring revenue is expected from multiple sources including but not limited to: merchandise sales, sponsorships, affiliate marketing, tourism partnerships, subscriptions access to content, player transfer fees and consulting services.

Since our organization in March 2019, FOC has had limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $11,112. Our gross margin was 39.84% in fiscal year 2020.

Assets. As of December 31, 2021, the Company had total assets of $2,023,393, including $30,432 in cash. As of December 31, 2020, the Company had $1,937,126 in total assets, including $6,681 in cash.

Net Loss. The Company has had net losses of $260,614 and net losses of $510,930 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $910,350 for the fiscal year ended December 31, 2021 and $704,848 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $450,000 in debt, $449,500 in equity, and $75,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

FOC management has identified multiple areas of potential revenue growth for FCPS:

1. Promotion to higher divisions in the Austrian Bundesliga

2. Gains on player transfers

3. The development of a football academy

4. Development and promotion of a FCPS women's team, and

5. Expansion to additional international clubs beyond FCPS.

Promotion: Since our last fund raising through Wefunder, FCPS growth plans were delayed by COVID and related regulations that precluded games in the Regionalliga Salzburg. Play resumed in July 2021 for the fall campaign. Since that time the team has performed well on the field, currently ranking in third place in the Regionalliga Salzburg. The top two teams qualify for the promotion bracket in the spring.

Player Development: Christian Ziege has demonstrated his ability to create value by developing players at FCPS. Two players loaned from U. S. Major League Soccer team in the 2019-20 season returned from their time at FCPS to earn contracts and perform well at the top level in the U. S. For the 2021-22 season, a second MLS team loaned FCPS two players for the current fall campaign. Based on preliminary discussions, management expects additional players to be loaned from MLS clubs if FCPS qualifies for the spring promotion round.

Football Academy: FOC management has entered into a memorandum of understanding with Shanghai Berman Sports Consulting Company, led by former professional football player and Manchester City Academy coach Darren Bowman, for the development of an international football program based in Saalfelden. The academy will focus initially on creating a football and cultural tourism program for boys and girls at the elite Wellington College Shanghai school, where Bowman is the head of football. Management has determined this to be an attractive opportunity well suited to the team's unique location in the heart of Europe and the Alps and assets, including relationships with educational institutions, professional clubs in Europe and the United States, as well as Ziege's reputation as a player, manager and developer of talent.

Women's Team: In addition, FOC has entered into a memorandum of understanding with VS Investment Group Limited to develop women's football including but not limited to three core initiatives: elevation of the FCPS women's team to the upper tier of Austrian football, the creation of the first girls youth academy in Western Austria, and establishment of a pipeline of opportunities for U.S. players to continue their football careers as players, coaches or administrators. VS Investment Group is led by Ramon Vega, an ex-English Premier League player and financial executive, and Claudia Rogan, an influential figure in central European football including close relationships with the Hungarian national program.

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:

·   Public health conditions, including but not limited to COVID, which may cause match cancellations, spectator capacity restrictions or other changes that impact the ability of FCPS to generate matchday and sponsorship revenue

·   Austrian Federation or FIFA regulatory changes that impact our ability to sign players, achieve promotion or otherwise execute Club operations as currently.

·   The availability of government and FIFA funds for facility development, investment in the women's program, COVID relief funds and other business operations may positively or negatively impact liquidity and capital resources.

·   Changes in the macroeconomic conditions globally and especially in North America could impact the recruitment of Fan Owners and fans, impacting both investment capital needed for growth and the development of recurring revenue streams.

Fan Owned Club, Inc. cash in hand is $18,846.49, as of November 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,950/month, for an average burn rate of $10,950 per month. Our intent is to be profitable in 12 months.

Since December 31, 2020, FOC has reduced the rate of investment in its principal affiliate, Austrian Football Club Pinzgau Saalfelden GmbH ("FCPS"). Management expects this rate to increase as FCPS pursues promotion and FOC raises further funds to invest.

The fall season ends in early November and resumes in March, and therefore winter months are lower revenue and expense with lower need for content generation including match streaming. We also have flexibility in terms of our contribution to FCPS as well as other operational elements, which will vary based on available capital and the competitive situation, in particular, whether or not the men's team qualifies for the spring promotion round (top 2 teams). Given our 4th place standing with 5 matches to play, we are currently assuming that will not qualify. And therefore our expectations over the next 6 months include an average monthly outlay of $13,450. This is slightly higher than current due to planned expenditures related to a key management team member relocating to Austria. We still consider Fan Owned Club to be pre-revenue but expect some contribution from merchandise sales and partnerships, expected to be less than $10,000 in the next 4 months. This also could increase greatly based upon the success of the men's team in the fall campaign and the status of current and potential discussions related to two emerging partnerships indicated in our financial narrative. Expenses are expected to be $99,869, excluding cost of investor perks related to Wefunder raise.

Currently we expect to breakeven in early 2024 and will need to raise $1.2 million to reach this point.

Forward-looking projections cannot be guaranteed.

Separate from raising funds on WeFunder, the Company continues to raise funds and seeks to raise more funding from private sources. We plan to cover short-term burn while fundraising through sponsorship, private investors, and founder loans.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Steve Paris, certify that:

(1) the financial statements of Fan Owned Club, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Fan Owned Club, Inc. included in this Form reflects accurately the information reported on the tax return for Fan Owned Club, Inc. filed for the most recently completed fiscal year.

Steve Paris
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ YES ☑ NO

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

annually and post the report on its website, no later than.

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.FanOwnedClub.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement
> Fan Owned Club Subscription Agreement 2021

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Andy Williams
> David Crouch
> Gerald (Trey) Fitz-Gerald III
> Ken Neal
> Steve Paris

Appendix E: Supporting Documents

> ttw_communications_96023_182846.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement

> Fan Owned Club Subscription Agreement 2021

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Andy Williams

> David Crouch

> Gerald (Trey) Fitz-Gerald III

> Ken Neal

> Steve Paris

Appendix E: Supporting Documents

> ttw_communications_96023_182846.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be

signed on its behalf by the duly authorized undersigned.

Fan Owned Club, Inc.

By

Steve Paris

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kenneth E Neal

Co-Managing Director
3/16/2022

David Crouch

Advisor
3/16/2022

Steve Paris

Founder
3/16/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.